HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)
                          HOLLINGER INC. (Canada)
                    HOLLINGER INTERNATIONAL INC. (U.S.)

                                SOUTHAM BID

          Toronto, Canada, January 19, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that as at 5:00 p.m. (Toronto time) on January 18, 1999, approximately 20 million Southam common shares (TSE, ME: STM) had been submitted to CIBC Mellon for tender under Hollinger Canadian's take-over bid. The shares which have been submitted for tender represent in excess of 90% of the Southam common shares not owned by Hollinger Canadian and its affiliates on the date of the bid.

          At a Southam shareholder meeting to be held today, Southam shareholders will be asked to approve by a majority of the minority vote a special resolution to delete from Southam's articles the provisions entitled "Higher Vote for Certain Business Combinations and Certain Amendments to the Articles and By-laws", thus satisfying a condition of the bid. A further condition requires that 66 2/3 % of the Southam common shares not owned by Hollinger Canadian and its affiliates be tendered to the bid at 5 p.m. today.

          For information please call:


J. A. Boultbee                           Peter Y. Atkinson
Executive Vice-President and             Vice-President and General Counsel
Chief Financial Officer,                 Hollinger Canadian Publishing Holdings
Hollinger Inc., Hollinger Canadian       Inc. and Hollinger Inc.
Publishing Holdings Inc. and             and Vice-President,
Hollinger International Inc.             Hollinger International Inc.
(416) 363-8721                           (416) 363-8721


Paul B. Healy
Vice-President, Corporate
Development and Investor Relations
Hollinger International Inc.
(212) 586-5666